     As filed with the Securities and Exchange Commission on March 20, 2002

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                   Morgan Stanley India Investment Fund, Inc.
                       (Name of Subject Company (issuer))

                   Morgan Stanley India Investment Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   61745C 10 5
                      (CUSIP Number of Class of Securities)

                                Ronald E. Robison
                    Morgan Stanley Investment Management Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-5330

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                            Calculation of Filing Fee

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    Transaction Valuation                               Amount of Filing Fee
    -------------------------------------------------------------------------

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*   Set forth the amount on which the filing fee is calculated and state how it was determined.
[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:
    Form or Registration No.:
    Filing Party:
    Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transactions subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                   Morgan Stanley India Investment Fund, Inc.
                             (For Immediate Release)

         New York, New York, March 18, 2002 - Morgan Stanley India Investment Fund, Inc. (NYSE: IIF) (the "Fund") announced today that the Fund's tender offer (the "Tender Offer") for up to 15% of the Fund's outstanding shares of common stock will commence on or about April 15, 2002 and terminate on or about May 17, 2002. As announced on December 13, 2001, the Tender Offer will be conducted at a price equal to 95% of the Fund's net asset value per share ("NAV") on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

         The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

         In connection with the Tender Offer, the Fund announced that, pursuant to the Securities Exchange Act of 1934, as amended, it has temporarily suspended its purchases of shares in the open market pursuant to the Fund's share repurchase program which was approved by the Board on July 1, 1998. Under that program, the Fund is permitted to purchase Fund shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund. The Fund will be permitted and intends to resume the purchase of shares in the open market pursuant to the Fund's share repurchase program after the termination of the Tender Offer.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (IIF). The Fund's investment objectives are long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Indian issuers and by investing, from time to time, in debt securities issued or guaranteed by Indian governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund's investment manager.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

         For further information, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at 866-761-0259.